Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:                                               NAME AND ADDRESS OF COMPANY

Fortis Inc. (“Fortis” or the “Corporation”)
Fortis Place, Suite 1100
PO Box 8837
5 Springdale Street
St. John’s, Newfoundland and Labrador A1B 3T2

ITEM 2:                                               DATE OF MATERIAL CHANGE

October 14, 2016

ITEM 3:                                               NEWS RELEASE

A news release was issued by Fortis through Marketwired on October 14, 2016, a copy of which is attached hereto as Schedule A.

ITEM 4:                                               SUMMARY OF MATERIAL CHANGE

On October 14, 2016, Fortis and GIC Private Limited (“GIC”) announced the closing of the approximately US$11.3 billion acquisition (the “Acquisition”) of ITC Holdings Corp. (“ITC”). For a full description of the material change, see Item 5 below and the news release attached as Schedule A hereto.

ITEM 5:                                               FULL DESCRIPTION OF MATERIAL CHANGE

Closing of the Acquisition

On October 14, 2016, Fortis and GIC announced the closing of the Acquisition. ITC is now a subsidiary of Fortis, with Eiffel Investment Pte Ltd (an affiliate of GIC) owning a 19.9% interest in ITC (the “Minority Investment”).

As previously announced, ITC shareholders received from Fortis US$22.57 in cash and 0.7520 of a Fortis common share per share of ITC common stock as consideration for the Acquisition. At the closing of the Acquisition, Fortis issued an aggregate of 114,363,774 common shares and paid US$3,432,441,390.06 (the “Cash Consideration”) to the former shareholders of ITC.

The sources of the Cash Consideration paid by Fortis were obtained from:

•                  the net proceeds of Fortis’s previously announced US$2.0 billion notes offering, which closed on October 4, 2016;

•                  a drawdown of approximately US$404 million on the Corporation’s non-revolving term senior unsecured equity bridge facility with The Bank of Nova Scotia (the “Equity Bridge Facility”); and

•                  the US$1,228,228,000 proceeds from the Minority Investment.

Fortis did not draw on the non-revolving term senior unsecured minority interest sale facility provided by The Bank of Nova Scotia (the “Minority Interest Facility”) or the non-revolving term senior unsecured debt bridge facility provided by Goldman Sachs Bank USA (the “Debt Bridge Facility”) to fund the Acquisition. Both the Minority Interest Facility and the Debt Bridge Facility have now been cancelled.

The Minority Investment

On April 20, 2016, Fortis and certain of its subsidiaries entered into a subscription agreement (the “Subscription Agreement”) with Finn Investment Pte Ltd (“Finn”), an affiliate of GIC. Finn assigned its rights and obligations under the Subscription Agreement to Eiffel Investment Pte Ltd (the “Minority Investor”) pursuant to an assignment agreement dated as of October 13, 2016. As a result of the Minority Investment, the Minority Investor indirectly owns 19.9% of the issued and outstanding common stock of, and economic interest in, ITC.

Immediately following the closing of the Acquisition, the Minority Investor and certain subsidiaries of Fortis, including ITC, entered into a shareholders’ agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides certain governance and approval rights to the Minority Investor, including the right to appoint one director to the boards of ITC and ITC Investment Holdings Inc. (“Investment Holdings”), the sole shareholder of ITC, as long as the Minority Investor owns at least 9.95% of the outstanding common stock of Investment Holdings (except in specified instances of dilution).

For more information about the Minority Investment and the Shareholders’ Agreement, see the Corporation’s registration statement on Form F-4, which is available at www.sec.gov and under the Corporation’s issuer profile at www.sedar.com.

Trading on the NYSE

On October 14, 2016, the common shares of Fortis began trading on the New York Stock Exchange (the “NYSE”) under the ticker symbol FTS and will continue trading on the Toronto Stock Exchange under the same ticker symbol. Fortis became a U.S. Securities and Exchange Commission registrant on May 17, 2016. In connection with the closing of the Acquisition, ITC’s common stock was delisted from the NYSE on October 14, 2016.

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ITEM 6:                                               RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                                               OMITTED INFORMATION

Not applicable.

ITEM 8:                                               EXECUTIVE OFFICER

For further information, please contact Karl W. Smith, Executive Vice President and Chief Financial Officer at (709) 737-2800.

ITEM 9:                                               DATE OF REPORT

October 24, 2016

by	(signed) Karl W. Smith
Karl W. Smith
Executive Vice President, Chief Financial Officer

3

SCHEDULE A

News Release Relating to the Closing of the Acquisition

See attached.

St. John’s, Newfoundland and Labrador (October 14, 2016)

Fortis Inc. and GIC Private Limited Complete Acquisition of ITC Holdings Corp.

Fortis Inc. (“Fortis” or the “Corporation”) (TSX:FTS) (NYSE:FTS) and GIC Private Limited (“GIC”) announced today the closing of the approximately US$11.3 billion acquisition of Novi, Michigan-based ITC Holdings Corp. (“ITC”).

Fortis is now among the top 15 North American regulated investor-owned utilities ranked by enterprise value.  Its 8,000 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

The Federal Energy Regulatory Commission sets rates for approximately 30% of the Corporation’s regulated rate base.  Rate setting for the balance of the Corporation’s regulated rate base is largely governed by state and provincial bodies in the jurisdictions in which the Fortis utilities operate.

“Today is a special day for Fortis and ITC,” said Barry Perry, President and Chief Executive Officer of Fortis.   “Our teams have worked tirelessly over the past year to make this acquisition happen, and we couldn’t be more pleased to welcome ITC to the Fortis group of utilities.  The ITC acquisition is the largest in the history of Fortis, dramatically increasing our North American footprint.  It establishes significant scale and a new platform in the electric transmission sector.”

“This is a great day for our customers, employees and our local communities, and the culmination of this transaction is a major milestone for ITC,” said Joseph L. Welch, Chairman, President and Chief Executive Officer of ITC. “We remain dedicated to our service territory while now having the benefit of additional Fortis resources to better serve our customers.”

Welch said, “I am grateful for the hard work of the ITC employees and management team in building this great company and look forward to a bright future of continued operational excellence.  ITC’s leadership team is well positioned for success as a part of the Fortis portfolio.”

Rhys Evenden, Head of Infrastructure for North America at GIC, said, “We applaud the efforts of our combined teams and we look forward to a successful long-term partnership.”

ITC Executive Leadership Team Transition

As part of the completion of the transaction, Joseph L. Welch announced his retirement, effective November 1, 2016, as President and Chief Executive Officer of ITC.  Mr. Welch will remain Chairman of the ITC Board of Directors.  Linda H. Blair will succeed Mr. Welch as President and Chief Executive Officer of ITC.  Ms. Blair currently serves as Executive Vice President and Chief Business Unit Officer and has been a member of ITC’s leadership team since its inception.  Fortis expects to nominate Mr. Welch for election to the Fortis Board of Directors at its 2017 Annual General Meeting.

“ITC will continue to focus on delivering value for customers through modernizing the electrical infrastructure of the United States and other areas,” Ms. Blair said.  “I am confident in our leadership team and the ability to execute on our strategic goals and our long-term strategy of investing in transmission opportunities to improve reliability, expand access to power markets, allow new generating resources to interconnect to our transmission systems and lower the overall cost of delivered energy for customers.”

“I am pleased Joe will remain involved through his chairmanship of the ITC Board of Directors and his participation on the Fortis Board, and look forward to working with Linda and the rest of the ITC management team,” said Mr. Perry.

Following a short transition period, the ITC Board of Directors will be comprised of a majority of independent directors, as well as representatives from Fortis and GIC.

Transaction Details

As previously announced, ITC shareholders will receive US$22.57 in cash and 0.7520 Fortis common shares per share of ITC common stock.  Former ITC shareholders who continue to hold Fortis common shares on the upcoming record date will be entitled to Fortis’ next quarterly cash dividend of 40 cents ($0.40 CAD) per Fortis common share.  This dividend was declared by the Fortis Board of Directors on September 27, 2016 and is payable to all Fortis shareholders of record at the close of business on November 18, 2016.  The dividend to Fortis shareholders will be paid on December 1, 2016.

As a result of the closing, ITC’s common stock is being delisted from the New York Stock Exchange, and ITC shareholders will be provided with instructions on how to receive the merger consideration for their shares by Computershare Trust Company of Canada, in its capacity as exchange agent for the transaction.

The common shares of Fortis began trading today on the New York Stock Exchange under the ticker symbol FTS and continue trading on the Toronto Stock Exchange under the same ticker symbol. As inter-listed shares, each Fortis common share can be traded on the Toronto Stock Exchange in Canadian dollars or on the New York Stock Exchange in U.S. dollars.

About Fortis:

Fortis is a leader in the North American regulated electric and gas utility industry with assets of more than CAD$45 billion.  The Corporation’s 8,000 employees serve customers at utility operations in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About ITC:

ITC is the largest independent electric transmission company in the United States. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, allow new generating resources to interconnect to its transmission systems and lower the overall cost of delivered energy. Through its regulated operating subsidiaries ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along approximately 15,700 circuit miles of transmission line with 660 employees and nearly 1,000 contractors across its seven state footprint. ITC’s grid development focus includes growth through regulated infrastructure investment as well as domestic and international expansion through merchant and other commercial development opportunities. Additional information can be accessed at www.itc-holdings.com.

About GIC:

GIC is a leading global investment firm with well over US$100 billion in assets under management. Established in 1981 to secure the financial future of Singapore, the firm manages Singapore’s foreign reserves. With its disciplined long-term value approach, GIC is uniquely positioned to invest in both the public and private markets, including equities, fixed income, real estate, private equity and infrastructure. In infrastructure, GIC’s primary strategy is to invest directly in operating infrastructure assets with a high degree of cash flow visibility and which provide a hedge against inflation. These include mature, low to moderate-risk assets in developed markets, complemented by investments with higher growth potential in emerging markets. GIC employs over 1,300 people across offices in Singapore, Beijing, London, Mumbai, New York, San Francisco, Sao Paulo, Seoul, Shanghai, and Tokyo. For more information, please visit www.gic.com.sg.

Fortis includes forward-looking statements in this media release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which include, without limitation: statements related to the integration of ITC, the Corporation’s combined assets and expected changes to ITC’s management and the Board of Directors of each of Fortis and ITC.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, risks relating to failure to successfully integrate ITC. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Fortis Inc.
Investor Enquiries	Media Enquiries
Ms. Janet Craig	Ms. Karen McCarthy
Vice President, Investor Relations	Director of Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
Tel: 709.737.2863	Tel: 709.737.5323

ITC Holdings Corp.
Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Mr. Whit Clay
Director, Investor Relations	Managing Director
ITC Holdings Corp.	Sloane & Company
Tel: 248.946.3572
Tel: 212.446.1864
GIC
Ms. Mah Lay Choon	Ms. Wendy Wong
Senior Vice President, GIC	Senior Vice President, GIC
Tel: +65 6889.6841	Tel: +65 6889.6928
mahlaychoon@gic.com.sg	wendywong@gic.com.sg